ROUGE RESOURCES LTD.

SUITE 3123 – 595 BURRARD STREET

VANCOUVER, BC   V7X 1J1

Rouge Resources Completes $5.2 Million Financing and Acquisition of

Pampas El Peñon Property, Appoints New Board Members, and Adds Paul

Matysek as Advisor

August 4, 2016	TSXV – ROU.V

Rouge Resources Ltd. (TSX-V; ROU) (“Rouge” or the “Company”) is pleased to announce the completion of its $5.2 million non-brokered private placement, and the acquisition of the Pampas El Peñon project in Chile from Arena Minerals (“Arena”) and Sociedad Quimica Y Minera de Chile SA (“SQM”).

Rouge will change its name to Fiore Exploration Ltd. on August 8, 2016 and the shares will trade under the symbol TSX-V : F.

The Pampas El Peñon properties lie immediately west and north of the northernmost portion of Yamana’s El Peñon deposit, known as the Pampas August Victoria Complex. Yamana’s El Peñon mine produced 227,000 ounces of gold and 7.7 million ounces of silver in 2015 with reported cash costs of US$621 and $8.38 an ounce respectively (Yamana Gold 2015 Annual Report). Several north-south-trending epithermal structures have been identified at or near surface on Rouge’s properties, with three of these structures traced for more than 2 kilometres in strike length each. Over $1,000,000 has been spent on the property by Arena and SQM to define these epithermal gold-silver targets, and Rouge intends to aggressively follow them up in 2016.

The Company is also pleased to announce the appointment of Mr. Paul Matysek M. Sc., P. Geo as an advisor to the company. Mr. Matysek is a corporate entrepreneur, professional geochemist and geologist with over 30 years of experience in the mining industry. He is currently Executive Chairman of Lithium X and has held senior executive and director positions with several natural resource exploration and development companies and is a proven company builder. He has built Goldrock Mines Corp, Lithium One Inc, Potash One Inc and Energy Metals Corporation which have all been subject to significant acquisition premiums by larger mining companies.

The company has now appointed Robert Pirooz, Peter Tallman, Harry Pokrandt, Geir Liland and Tim Warman (CEO) to the company's board of directors as disclosed in the July 12, 2016 news release. Harpreet Dhaliwal has been appointed CFO of the Company.

“The acquisition of Pampas El Peñon marks the launch of a new and aggressive South America focused gold explorer,” stated Tim Warman, CEO of Rouge. “We will begin work on Pampas El Peñon immediately with the goal of defining drill targets before year-end, and our team is actively reviewing several other promising acquisitions. I look forward to working with my new Board and I also want to welcome Paul Matysek, a highly respected explorer and company builder, as an advisor to Rouge as we build a leading exploration company with the goal of delivering world-class discoveries to the benefit of shareholders and local communities.”

Pampas El Peñon Acquisition

The Pampas El Peñon acquisition consisted of two option agreements between Arena and Sociedad Quimica Y Minera de Chile SA (“SQM”). In exchange for transferring its interest in the option agreements to Rouge, Rouge issued 9.55 million of its common shares to Arena and 5.35 million common shares to SQM.  Rouge also assumed all of Arena's outstanding commitments under the option agreements, which include $750,000 in cash payments and an expenditure commitment on the project of $1.83-million, both due by July 27, 2017. Rouge also issued 870,000 common shares to the finders in conjunction with this acquisition.

A 43-101 compliant report titled "NI 43-101 Technical Report on the Pampas el Peñon Property, Province and Municipality of Antofagasta, Antofagasta Region (II), Chile" is being filed on SEDAR as part of the closing.

In connection with the acquisition the company has completed a private placement of 20 million shares at $0.26 per share for gross proceeds of $5.2 million.  On closing, the Company issued 40,000 common shares and paid $143,130.50 cash as finders' fees in respect of the Private Placement.

All shares related to the acquisition, financing, and the finder’s fees are subject to a four-month hold period ending December 5th, 2016.

Tim Warman, P.Geo., Rouge’s CEO, is the Qualified Person who supervised the preparation of the technical data in this news release.

About Rouge Resources

Rouge Resources has acquired the Pampas El Peñon gold project in Chile from Arena Minerals, a project which covers land in the same geological environment as Yamana's flagship El Peñon mine. Rouge intends to change its name to Fiore Exploration Ltd. on August 8, 2016.

On behalf of ROUGE RESOURCES LTD.

"Tim Warman"

Chief Executive Officer

For further information please contact:  604-609-6110

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer for Forward-Looking Information

"This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. This information and statements address future activities, events, plans, developments and projections. All statements, other than statements of historical fact, constitute forward-looking statements or forward-looking information. Such forward-looking information and statements are frequently identified by words such as "may," "will," "should," "anticipate," "plan," "expect," "believe," "estimate," "intend" and similar terminology, and reflect assumptions, estimates, opinions and analysis made by management of the Company in light of its experience, current conditions, expectations of future developments and other factors which it believes to be reasonable and relevant. Forward-looking information and statements involve known and unknown risks and uncertainties that may cause the Company's actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking information and statements and accordingly, undue reliance should not be placed thereon.

Risks and uncertainties that may cause actual results to vary include but are not limited to the availability of financing; fluctuations in commodity prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management's Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking information or statements except as may be required."